SmartMetric, Inc.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89109

March 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SmartMetric, Inc. Withdrawal of Registration Statement on Form S-1 Filed on August 8, 2020 File No. 333-241041

Ladies and Gentlemen:

On behalf of SmartMetric, Inc., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1 (File No. 333-241041), together with all exhibits and amendments thereto, as initially filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2020 (the “Registration Statement”) be withdrawn effective immediately. The Company has determined at this time not to proceed and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding this request for withdrawal, please contact Andrea Cataneo of Mitchell Silberberg & Knupp LLP by telephone at (917) 546 -7702 or by email at ajc@msk.com.

Sincerely, SMARTMETRIC, INC.

By:	/s/ Chaya Hendrick
Chaya Hendrick
Chief Executive Officer

cc: Andrea Cataneo

Mitchell Silberberg & Knupp LLP